Exhibit 5

                               PERDIGAO COMPANIES
                        MANAGEMENT REPORT - 1ST HALF 2002

Dear Shareholders,

The second quarter of 2002 was characterized by a reversal in the behavior of the major macroeconomic variables, which, combined with the domestic political scenario, affected the performance of the economy as a whole and, consequently, the meat sector. The situation was not any different for Perdigao, which had its results influenced in a significant way in most areas of the company.

The market prices for commodities remained high, augmenting the costs of main inputs. On average, these costs were 25% greater in relation to the second quarter of last year, affected in particular by the price of corn, which registered a jump of more than 65% in relation to the same period last year, and an increase of 18% over the first quarter of this year. The devaluation of the exchange rate over this interval also affected the price of the soybean complex.

As the result of an adjustment in demand, high stocks of meat around the world provoked wide price oscillations in the foreign market, with prices in dollars falling more than 20% in comparison to last year. Adding to the pressure of foreign producers over Brazilian companies and due to the competitiveness reached in chicken production.

The situation in the domestic market was one of economic retraction, with a reduction in real wages.

In spite of these adverse conditions, however, Perdigao boasted a growth of 12.2% in gross revenues over the quarter, with volumes rising 17.1%, mainly the result of greater sales of higher-aggregate-value products in the domestic market. In this respect, we were able to increase our market share by 210 basis points in specialty meat - a segment where we are the market leader -, 350 basis points in frozen meats, and 610 basis points in ready-to-eat pasta, comparing the last two months in each segment with the same bimonthly period the year before.

As consequence of this scenario, the company's EBITDA fell 48.2% in the second quarter to R$ 57.8 million, representing 9.1% of net income. Over the past six months, EBITDA generated R$ 126.5 million, 22.6% less than the previous year.

(The increases (decreases) mentioned below are always a comparison of the 2nd Quarter 2001 with the 2nd Quarter 2002, or the accumulated 1st Half 2001 with the accumulated 1st Half 2002)

                                                                     R$ MILLION

HIGHLIGHTS                         2Q 2002      2Q 2001     % Ch.     YTD 2002     YTD 2001        % Ch.
----------                         -------      -------     -----     --------     --------        -----

Gross Sales                         728.5        649.2       12.2      1,442.6      1,207.3         19.5
Domestic Market                     476.3        396.5       20.1        941.9        785.8         19.9
Exports                             252.2        252.7       (0.2)       500.7        421.5         18.8
Gross Profit                        174.1        195.1      (10.8)       348.7        319.7          9.1
Net Income                          (15.3)        44.3     (134.7)         2.8         53.1        (94.7)
EBITDA                               57.8        111.6      (48.2)       126.5        163.6        (22.6)
Meats (thousand tons)               217.4        186.0       16.9        419.5        358.7         16.9



INVESTMENTS

Investments were made in new production lines and new products, besides the development of the Agroindustrial Complex in Rio Verde-Goias state, the implementation of a new hatchery in Videira-Santa Catarina state and the construction of a treatment substation in Capinzal-Santa Catarina state, which totaled R$ 42.2 million over the quarter - 133% greater than the previous year. Included in this amount was the cost of adapting the units in the southern region in order to absorb the production of Mococa.

OPERATING PERFORMANCE

PRODUCTION

Production                                   2Q 2002    2Q 2001     % Ch.   YTD 2002   YTD 2001     % Ch.
----------------------------------------     -------    -------     -----   --------   --------     -----

Poultry slaughter (million heads)             100.8       87.4      15.3      195.3      172.6      13.2
Hog slaughter (thousand heads)                643.7      599.3       7.4    1,330.7    1,155.3      15.2
Poultry meats (thousand tons)                 135.0      110.9      21.7      256.4      210.3      21.9
Pork/beef (thousand tons)                      98.4       88.2      11.6      199.9      169.8      17.7
Other processed products (thousand tons)        4.2        3.4      25.0        7.7        5.8      33.3
Feed and Premix (thousand tons)               623.1      519.3      20.0    1,199.3      993.6      20.7
One-day chicks (million units)                103.4       94.3       9.7      203.7      184.4      10.4
Soybean crushing (thousand tons)              143.7      132.8       8.2      265.5      257.2       3.2
Refined oil (thousand tons)                    22.4       21.1       6.2       43.7       39.9       9.4
Degummed oil (thousand tons)                   26.4       24.6       7.5       49.2       47.6       3.3


The improvement in productivity and a richer product mix are reflected in the production indicators for the poultry and pork meats, which showed a more significant growth then their respective slaughter rates.


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


DOMESTIC MARKET

Domestic Market                  Tons (thousand)                 Sales (R$ million)
---------------              ----------------------         --------------------------
                             2Q 2002  2Q 2001  %Ch.         2Q 2002    2Q 2001    %Ch.
                             -------  -------  ----         -------    -------    ----
In-Natura                      21.4    17.2    24.7           49.7      44.2      12.5
--------------------           ----    ----    ----          -----     -----      ----
 Poultry                       16.8    12.5    33.4           38.9      32.5      19.9
 Pork/Beef                      4.6     4.5     0.8           10.8      11.7      (8.0)
Elaborated/Processed           99.3    88.6    12.0          327.1     272.1      20.2
--------------------          -----    ----    ----          -----     -----      ----
Total meats                   120.7   105.8    14.1          376.8     315.3      19.1
--------------------          -----    ----    ----          -----     -----      ----
 Soybean                       52.8    58.7   (10.2)          47.7      41.3      15.5
 Other processed                5.3     4.7    12.3           32.0      25.8      23.8
 Others                          -       -       -            19.9      13.1      51.4
--------------------          -----    ----    ----          -----     -----      ----
Total                         178.7   169.2     5.6          476.3     396.5      20.1
--------------------          -----    ----    ----          -----     -----      ----
Total Elabor/Processed        104.5    93.3    12.0          359.0     297.9      20.5



                            YTD 2002  YTD 2001 %Ch.        YTD 2002   YTD 2001    %Ch.
                             -------  -------  ----         -------    -------    ----
In-Natura                      38.2    41.1    (7.1)          93.9      96.4      (2.6)
--------------------           ----    ----    ----          -----     -----      ----
 Poultry                       29.3    31.5    (6.9)          73.8      74.4      (0.8)
 Pork/Beef                      8.9     9.6    (7.6)          20.1      22.0      (8.6)
Elaborated/Processed          196.9   171.9    14.5          654.7     534.0      22.6
--------------------          -----    ----    ----          -----     -----      ----
Total meats                   235.1   213.1    s10.3         748.6     630.4      18.8
--------------------          -----    ----    ----          -----     -----      ----
 Soybean                      103.5   116.6   (11.1)          93.0      80.8      15.2
 Other processed               10.0     9.5     5.5           59.6      49.5      20.4
 Others                          -       -       -            40.6      25.2      61.2
--------------------          -----    ----    ----          -----     -----      ----
Total                         348.6   339.0     2.8          941.9     785.8      19.9
--------------------          -----    ----    ----          -----     -----      ----
Total Elabor/Processed        206.9   181.4    14.0          714.3     583.5      22.4


A growth of 20.1% in earnings and 14.1% in the volume of meat during the second quarter helped absorb part of the impact of a drop in international prices and higher production costs. Over the first six months meat sales were up 19.9%, while volume rose 10.7%.

Elaborated/processed products increased 12% in volume and 20.2% in revenues during the quarter - and 14.9% and 22.6%, respectively, for the half -, due to the aggregation of value to the mix with investments in production, launching of new products, and sales and marketing efforts. Excluding products produced by third parties (which, strategically, dropped due to import costs), Other Processed Products - pastas, pizzas, cheese bread - increased 32% and 30.4% in earnings and 27.3% and 27% in volume, respectively, for the quarter and the half.

The highlight among new product releases this year were Sweet Pizzas - a pioneer in the market, and launched by Perdigao in May - with the flavors: Brigadeiro (chocolate fudge), Banana and Cinnamon and Romeu e Julieta (Guava jelly with cheese). The first sweet line was well accepted by our consumers, as were the other products launched by the company, and in a short time managed to exceed our expectations, resulting in a significant increase in production. The


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


following new products were also launched: Penne Tricolori, Pizza "Portuguesa", Pizza with ground calabresa sausage, calabresa sausage Pate, and Stuffed Gnocchi (with four cheeses and spinach).


                                GRAPHIC OMITTED

EXPORTS


Domestic Market                  Tons (thousand)                 Sales (R$ million)
---------------              ----------------------         --------------------------
                             2Q 2002  2Q 2001  %Ch.         2Q 2002    2Q 2001    %Ch.
                             -------  -------  ----         -------    -------    ----
In-Natura                      85.4    64.3    32.8          195.9     170.2      15.1
--------------------           ----    ----    ----          -----     -----      ----
 Poultry                       68.2    54.6    25.0          144.7     134.6       7.6
 Pork/Beef                     17.1     9.7    77.0           51.2      35.7      43.4
Elaborated/Processed           11.8    15.9   (26.0)          54.6      82.4     (33.7)
--------------------          -----    ----    ----          -----     -----      ----
Total meats                    97.2    80.2    21.1          250.5     252.6      (0.9)
--------------------          -----    ----    ----          -----     -----      ----
Total                          97.2    80.2    21.1          252.2     252.7      (0.2)
--------------------          -----    ----    ----          -----     -----      ----
Total Elabor/Processed         11.8    15.9   (25.8)          56.2      82.4     (31.7)



                            YTD 2002  YTD 2001 %Ch.        YTD 2002   YTD 2001    %Ch.
                             -------  -------  ----         -------    -------    ----
In-Natura                     161.9   119.1    35.9          395.7     291.0      36.0
--------------------           ----    ----    ----          -----     -----      ----
 Poultry                      131.0   103.4    26.7          303.1     237.9      27.4
 Pork/Beef                     30.9    15.7    96.7           92.6      53.2      74.2
Elaborated/Processed           22.9    27.1   (15.6)         103.2     130.3     (20.8)
--------------------          -----    ----    ----          -----     -----      ----
Total meats                   184.8   146.3    26.3          498.9     421.3      18.4
--------------------          -----    ----    ----          -----     -----      ----
Total                         184.8   146.3    26.4          500.7     421.5      18.8
--------------------          -----    ----    ----          -----     -----      ----
Total Elabor/Processed         23.0    27.2   (15.4)         104.9     130.3     (19.5)

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


The retractions registered in this market are due to a number of factors which took place on a global scale :


A significant production increase in practically all the countries that produce chicken, including Europe - which, together with other areas, witnessed a resumption in beef and pork consumption after the recent "mad cow" and foot-and-mouth disease crises.

An oversupply of poultry meat provoked a reaction against imports of Brazilian meat, which affected the performance of our exports during the quarter. Japan, because of the high stocks it acquired in the first quarter, made minimal purchases. European producers imposed barriers of all kinds, both sanitary and tariff-related, as was the case with the recent change in the norms regarding salted products, where the permitted level of salt was raised from between 1.2% and 1.5%, to 1.9%.

The major growth in revenues this quarter came from non-consolidated markets (89.8%) and the Middle East (20.4%). In compensation, Europe registered a decline in imports. Therefore, exports during the quarter were distributed with 21.6% going to the Middle East, 25.7% to Far East, 27.6% to Europe, 23.9% to non-consolidated markets and 1.2% to other markets, including Mercosur.

In spite of the exchange rate depreciation which occurred during the quarter, the average price in the foreign market was 17.8% lower in reais, due to a more-than-20% drop in dollar prices and a change in the product mix as a result of the lower volumes shipped to Europe.

Despite this fact, a growth of 21.1% in the volume of meat during the quarter (and 26.3% for the half) helped reduce the effects of a drop in prices and a different product mix in the final results.

ECONOMIC AND FINANCIAL PERFORMANCE

NET SALES

Net sales totaled R$ 635.2 million in the second quarter, a growth of 11.8%, and R$ 1.3 billion for the first half, 20.4% over the same period last year. The six-month result was influenced significantly by the foreign market during the first quarter, and, almost entirely, by the domestic market in the second quarter.


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

% Composition of Net Sales                             YTD 2002        YTD 2001
-------------------------------------------------      --------        --------

Processed pork/beet - domestic sales (*)                 30.6              29.8
Pork cuts - domestic sales                                1.4               1.8
Processed pork - exports (*)                              0.1               0.4
Pork cuts - exports                                       7.4               5.1
Elaborated/processed poultry - domestic sales (*)        10.1               9.4
Poultry cuts - domestic sales                             4.6               5.9
Whole chicken - domestic sales                            0.5               0.3
Elaborated/processed poultry - exports (*)                8.2              12.1
Poultry cuts - exports .                                 14.6              11.6
Whole chicken - exports                                   9.6              11.2
Soybean/others                                            9.4               9.0
Other processed (perdigao + third parties) (*)            3.5               3.5
(*) Total elaborated/processed                           52.5              55.2


Revenues from elaborated/processed products rose 7.8% during the quarter and 14.1% over the half. However, this segment experienced a drop 2.7 points in the composition of net income due to the growth of revenues from exports of in-natura products and a change in the aggregate value mix to Europe.

COST OF SALES

A jump in the cost of main inputs - corn and soybean -, combined with a concomitant increase in the price of other raw material components (such as industrial meats) plus higher direct materials and indirect production costs, provoked a 23.6% rise in cost of sales over the quarter and 25.3% for the half, which exceeded the growth in revenue.

GROSS MARGIN

On account of these factors, the company's gross margin fell from 34.3% to 27.4% for the quarter and from 30.6% to 27.7% for the half, resulting in a gross profit of R$ 174.1 million (10.8% less) for the second quarter and R$ 348.7 million (9.1% greater) for the first half.

OPERATING EXPENSES

As we already outlined, the cost for shipping and land transport, storage and port services continue to be high, which pressured operating expenses to increase more than revenues.


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


OPERATING RESULT

The good performance obtained in the first quarter of this year was not enough to cushion the full impact of the adverse factors which dominated during the second quarter, resulting in a drop of 60.2% in operating profit before financial expenses (a reduction of 33.8% over the first half), yielding an operational profit of R$ 88.7 million. The operating margin of 6.1% for the quarter is well below the margin registered in the second quarter of last year, which was boosted by the prices obtained in the foreign market (much higher than current prices), besides the lower production costs over that period.

NET FINANCIAL EXPENSES

Net accounting debt rose 44.2% during the first half, due to the impact of the exchange rate devaluation on the company's dollar-denominated debt and a drop in generated cash flow (because of an increase in stocks of grain that were bought at below-market prices and whose positive effects will begin to appear over the forthcoming months).

The devaluation of the real caused anticipated financial expenses that offset higher revenues from future exports - the amount of net debt indexed to foreign currency with coverage limited to export shipments ("natural hedges"). On
06.30.2002 our net exposure was $121 million, since a shortage of rural credit during the quarter forced us to borrow more through lines of export advances.

At the end of the First Half 2002, the company's gross accounting debt was R$
1.6 billion with R$ 721.7 million in cash investments, resulting in a net debt of R$ 844.4 million - representing 126% of net equity, against 98% the year before.

NET PROFIT AND NET MARGIN

The international scenario of poultry oversupply and falling prices, higher production costs and the devaluation of the exchange rate provoked the negative effects registered in the second quarter performance, resulting in a net loss of R$ 15.3 million, 134.7% below the previous year - a negative net margin of 2.4%, compared to a positive net margin of 7.8% in 2001. In the face of these unfavorable results, Perdigao's net profit for the first half was R$ 2.8 million, 94.7% less than last year, with a net margin of 0.2% against 5.1% in 2001.

SHAREHOLDERS' EQUITY

Net equity reached a total of R$ 670.2 million, 12.7% higher than at the end of the same six-month period in 2001, providing a return of 0.4% for the half.


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

Shareholders' payout in the form of interest over company capital, approved on 03/22/2002, will be paid out beginning on 08/30/2002, for the gross value of R$
0.12132 per share or a total of R$ 5.4 million.


STOCK MARKET

The stock market continued to suffer turbulence due to the irregularities discovered in some US companies, the continuing crisis in Argentina and the upcoming presidential elections in Brazil. Because of these factors, the company's shares suffered a strong devaluation over the quarter in the Brazilian market, although less than the devaluation of the Sao Paulo Stock Exchange's (Bovespa Index). In the US market, the highlight was that the trading volume for Perdigao increased 124% for the quarter and 177% over the first half.


PRGA4                           2Q 2002            2Q 2001          1H 2002             1H 2001
--------------                  -------            -------          -------             -------
Traded Volume                 3.0 million        3.4 million        6.2 million        5.1 million
Performance                        -10.0%             -13.5%              -4.0%             -12.9%
Bovespa Index                     -16.0%               0.8%            -18.0%               -4.6%


PDA                             2Q 2002            2Q 2001          1H 2002             1H 2001
--------------                  -------            -------          -------             -------
Traded Volume              269.5 thousand     120.4 thousand     383.4 thousand     138.2 thousand
Performance                        -26.6%             -15.6%             -19.7%             -23.4%
Dow Jones Index                    -11.2%               6.3%              -7.8%              -2.6%


SOCIAL BALANCE


With the aim of providing basic needs, increasing quality of life and motivation, R$ 19.8 million was spent in employee benefits, a growth of 27.7%.


                                GRAPHIC OMITTED

Basic Indicators                           06.30.02       06.30.01       % Ch.
---------------------------------------    --------       --------       -----
Number of Employees                           23,837       20,888        14.1
Net Sales per Employee/year - In R$ 000        105.5        100.0         5.5
Productivity per Employee (tons/year)           39.1         37.3         4.9


CORPORATE GOVERNANCE

On the 07.23.2002, at the Board of Directors meeting on 07.23.2002, Perdigao's Negotiation Policies of Securities and Disclosure of Statutes and Relevant Facts was approved, which was widely communicated by the company to its investors, managers and employees.

PERSPECTIVES

The second half could be strengthened by adjustments in global meat stocks, combined with a clearer definition of import policies in some regions, and by the definition of the new harvest and the costs of main inputs. We understand that demand in the domestic market for the consumption of non-durable goods will be positive, and we will continue with our plans for sustained growth and the aggregation of value through investing in and launching new lines and products. In the foreign area, the opening of the Canadian market to Brazilian products should be a good opportunity for our exports.

                                                           Sao Paulo, July 2002.



  Eggon Joao da Silva                                           Nildemar Secches
       Chairman                                          Chief Executive Officer


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